300 North LaSalle Chicago, Illinois 60654
Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

May 5, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds

Jay Williamson

Jim Lopez

Brian Bhandari

Raj Rajan

Re:	Express Parent LLC

Amendment No. 5 to Registration Statement on Form S-1

(SEC File No. 333-164906), filed April 30, 2010

Gentlemen:

This letter is being furnished on behalf of Express Parent LLC (the “Company”) in response to a conversation on May 4, 2010 with Brian Bhandari and Raj Rajan of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 (File No. 333-164906) (the “Registration Statement”) that was filed with the Commission on April 30, 2010 and the Company’s response letter to the Staff that was filed with the Commission on April 30, 2010.

Topic headings relating to the Staff’s questions have been included in this letter in italics for your convenience. For your convenience, we have also set forth the Company’s response to each of the questions immediately below each comment.

Valuation of Equity Units

1.	Timing of Completion of the Duff & Phelps, LLC Report.

Response: The October 31, 2009 valuation of the Company was completed in November 2009. However, Duff & Phelps, LLC (“Duff & Phelps”) did not issue the final valuation report until the report was required to be used in connection with the completion of the 2009 fiscal year financial statement audit in March 2010. As a result, the March 2010 date results from an administrative formality with Duff & Phelps, but the valuation was performed and completed in November 2009.

Hong Kong    London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai     Washington, D.C.

Securities and Exchange Commission

May 5, 2010

2.	Discussion of the Differences of the Sigmas Used in the Three Years.

Response: To evaluate the marketability discount, Duff and Phelps used two key inputs to the Finnerty Model: equity volatility and time horizon. These assumptions evolved from 2007 to 2009 as Duff &Phelps incorporated market and company specific information into their calculations.

Equity volatility is a function of asset volatility and the Company’s capital structure, specifically, its debt-to-equity ratio. Duff & Phelps used asset volatility measures of 35%, 40% and 50% in the 2007, 2008 and 2009 valuations, respectively. We believe this increase is empirically justified based on the observed volatility of our peers’ stock prices over these periods, and more importantly, is correct on a more qualitative basis given the historic unrest in the financial markets that has arisen over the past two years.

The other component to calculating equity volatility is the Company’s debt-to-equity ratio. The Company’s debt-to-equity ratio at the time of the 2007 report was 0.19, which increased to 1.37 in 2008 and then decreased to 0.64 in 2009 based on actual changes in the Company’s capital structure. Using asset volatility inputs of 35%, 40% and 50% and debt-to-equity ratios of 0.19, 1.37 and 0.64, Duff & Phelps arrived at equity volatilities for the 2007, 2008, and 2009 valuations of 41%, 80% and 80%.

Based on the explanation above, we believe that the justification for the changes in the equity volatility inputs across the three reports is sound. However, the Company would further like to note that changes in the equity volatility assumption have a minimal impact on the fair value of the C units. Even in the extreme, if the Company had used the 2007 equity volatility assumption of 41%, the fair value of the C units as of October 31, 2009 would have been $0.71 per unit instead of the $0.69 per unit cited in the report. This hypothetical change, which the Company does not believe is appropriate, would have had a negligible impact on the Company’s financials.

The time horizon assumption used for the Finnerty Model reflects the Company’s best estimate for a liquidity event. The Company utilized a 24 month assumption for valuations done in 2007 and 2008 and a 7 month assumption for the valuation done in October 2009. The change in the time horizon assumption was made as the Company began to contemplate various liquidity events at the time of our 2009 valuation. In previous years there was no such event expected in the near-term.

Securities and Exchange Commission

May 5, 2010

3.	Change in the Finnerty Model and the Impact of the Change on the Company’s Financial Statements.

Response: The Finnerty Model of June 2003 was revised by John Finnerty in October 2009 to (1) include a mathematical refinement of his June 2003 model and (2) to better reflect his observations of additional empirical data (including data relating to private placement discounts, restricted stock discounts and academic studies). Duff & Phelps has applied this new model for the valuations performed after Mr. Finnerty’s October 2009 revision, including the valuation performed for the Company, since Duff & Phelps believes that it provides a better calculation of the marketability discount for illiquid securities. If the formula had not been revised, the 2009 calculated discount for lack of marketability would have decreased from 13.6% (using the 2009 Finnerty Model) to 10.5% (using the 2003 Finnerty Model). In both scenarios, the Company would have rounded the discount for lack of marketability to 10.0%. Therefore, there would have been no impact on the Company’s financial statements had the model not been revised.

4.	Discussion of why V0 in the Finnerty Model-based Calculations Was 1 Instead of the Stock Price.

Response: As outlined in the Company’s April 30, 2010 response letter, V0 is defined as the current share price in the Finnerty Model for purposes of calculating the marketability discount. However, in certain instances Duff & Phelps has set V0 = 1.00 in order to express the marketability discount as a percentage of total equity value rather than an absolute dollar amount. For example, consider a company with a current share price of $5.00. If the application of the Finnerty Model led to a marketability discount of $0.50 using V0 = $5.00 per share, then using V0 = 1.00 would lead to a marketability discount output of 10%, or $0.50 / $5.00.

5.	Discussion of Issue in the Computation of D(T).

Response: With respect to the Staff’s question on the calculation of D(T) on pages 13 and 14 of the Company’s April 30, 2010 response letter, there was a typographical error in the third value in the first calculation on page 14. The correct number should read -0.37761 as opposed to the -0.16753 that was included in the response letter. The incorrect value of -0.16753 was an isolated typing error made when creating the document, and did not flow through to any other calculations or output. Specifically, the resulting value of D(T) of 33.91% is correct as shown in the letter and is based on the properly calculated number.

Securities and Exchange Commission

May 5, 2010

6.	Discussion of Notes K and R to the Company’s Unaudited Pro Forma Condensed Consolidated Financial Data.

Response: In response to the Staff’s question, the Company would like to explain that Note K relates to the income tax impact on the January 30, 2010 balance sheet. It represents the tax effect of the pro forma adjustments to retained earnings in the IPO column and is calculated at the statutory tax rate. The impact of adjusting the deferred income taxes from an LLC to a Corporation (as shown in the Reorganization column) is explained further in Note G.

The following table presents the computation of the adjustment for Note K:

Write-off of deferred financing costs (Note L)	$1,642
Prepayment of Term B Loans (Note M)	11,563
Payments to Golden Gate and Limited Brands (Note P)	13,333

Total	$26,538

Applicable tax rate	39.5%

Tax effect of pro forma adjustments (Note K)	$10,483

It should be noted that the acceleration of certain LLC units (Note O) did not result in a tax effect due to management’s election under Section 83(b) of the Internal Revenue Code upon grant of such units.

Note R relates to the income tax impact on the income statement for the year ended January 30, 2010 and is primarily driven by two adjustments: (1) presenting Express as if it were a corporation for the full year, which is determined based on the Company’s specific tax attributes and positions and (2) reflecting the income tax effects of the pro forma income statement adjustments, calculated at the statutory tax rate. The following tables present the computation of the adjustment for Note R in the Reorganization and IPO columns, respectively:

Reorganization column:

Tax provision for the Company as a taxable enterprise	$29,645
Elimination of historical tax provision	(1,236)
Net change in interest expense (Note Q)	(1,501	)*

Total (Note R - Reorganization)	$26,908

*	Computed as additional interest expense of $3,801 times applicable tax rate of 39.5%

Securities and Exchange Commission

May 5, 2010

IPO column:

Elimination of management and advisory fees (Note T)	$9,427
Elimination of Term B Loans’ interest expense (Note U)	20,730
Elimination of management loans’ interest income (Note J)	(265)

Total	$29,892

Applicable tax rate	39.5%

Tax effect of pro forma adjustments (Note R - IPO)	$11,807

We hope that the foregoing has been responsive to the Staff’s questions. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

Sincerely,

/s/ Robert M. Hayward, P.C.
Robert M. Hayward, P.C.

cc:	Matthew C. Moellering

Express Parent LLC

William R. Burke

Kirkland & Ellis LLP

Marc D. Jaffe

Latham & Watkins LLP